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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VTRADER, LLC

OFFICIAL USE ONLY
FIRM ID NO.

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2004 WASH. D.C. 181

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Bush Street, Suite 660
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert C. Kurlan 415-293-3858
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Herbert C. Kurlan, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of VTRADER, LLC, as of December 31, 2003, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

25th day of February 2004

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Herbert Kurlan
Signature

President of the Managing Member
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

VTRADER, LLC

Statement of Financial Condition

December 31, 2003

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

CHECKERS

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

VTRADER, LLC
Table of Contents
December 31, 2003

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Members of
VTRADER, LLC

We have audited the accompanying statement of financial condition of VTRADER, LLC as of December 31, 2003 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of VTRADER, LLC as of December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 19, 2004

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

VTRADER, LLC
Statement of Financial Condition
December 31, 2003

Assets

Receivable from broker	$ 3,393,239
Securities owned, pledged	7,258,623
Exchange membership (market value of $24,000)	18,000
Other assets	12,434
Total assets	$ 10,682,296

Liabilities and Members' Equity

Liabilities	
Securities sold, not yet purchased	$ 9,260,875
Accounts payable and accrued expenses	62,079
Total liabilities	9,322,954
Members' equity	1,359,342
Total liabilities and members' equity	$ 10,682,296

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—VTRADER, LLC (the "Company") is a market maker on the Pacific Exchange in San Francisco, and is a broker-dealer registered under the Securities Exchange Act of 1934. The operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2020.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Securities and derivative financial instrument transactions are recorded on trade date. Marketable securities and derivative financial instruments are valued at market value, based on quoted market prices, and securities not readily marketable are valued at estimated fair value as determined by management. Resulting unrealized gains and losses are reflected in revenue.

Receivable and payable amounts for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities are considered financial instruments and are reported in the statement of financial condition at market or fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Exchange Membership—Memberships in exchanges held for operating purposes are carried at cost or, if an other than temporary impairment has occurred, at a value that reflects management's estimate of the impairment.

Income Taxes—The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal corporate income taxes. Instead, members are liable for federal income taxes on their respective share of taxable income.

Note 2 Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, at December 31, 2003 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Equities	$ 3,906,173	$ 6,979,605
Equity options	3,302,450	2,281,270
Preferred stock, nonmarketable	50,000	
Total	$ 7,258,623	$ 9,260,875

At December 31, 2003, the receivable from broker and marketable securities owned were pledged as collateral for securities sold, not yet purchased.

Note 3 Related-Party Transactions

The Company pays rent to an entity affiliated through common ownership on a month-to-month basis.

Note 4 Members' Equity

The Company's operating agreement provides that the managing member has sole power and authority to carry out management responsibilities and control the day-to-day management of the Company's operations, including distributions and admittance of new members. The entrepreneurial members have no voting rights and do not participate in management of the Company.

Entrepreneurial members are traders that have control over their trading accounts in accordance with their agreements. These members have individual accounts and are responsible for the profits and losses of their respective trading accounts. The managing member may restrict, halt or terminate an entrepreneurial member's trading activities at any time or for any reason.

As of December 31, 2003, members' equity was $92,833 for the managing member, and $1,266,509 for the entrepreneurial members.

Note 5 Financial Instruments with Off-Balance-Sheet Risk

In connection with its proprietary market making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options, futures contracts, and options on futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contractual price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contractual price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

Note 5 Financial Instruments with Off-Balance-Sheet Risk, *Continued*

In addition, the Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2003, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded derivative financial instruments, such as options, futures, and options on futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentration of Credit Risk—The Company clears all of its trades through one clearing broker. In the event this entity does not fulfill its obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of this entity. The Company attempts to minimize this credit risk by monitoring the creditworthiness of this entity.

Note 6 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2003, the Company had net capital and net capital requirements of approximately $1,153,000 and $100,000, respectively. The net capital rule may effectively restrict the withdrawal of members' capital.

Note 7 Subsequent Event

As of January 1, 2004, the Company's operating agreement was amended and restated to, among other things, provide for the managing member's replacement with a new managing member that is partially owned by the existing managing member, and additional entrepreneurial members.